

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email ▮▮▮▮▮▮@singtel.com
Web ▮▮▮▮▮▮



04010815

15 March 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCES

MAR 25 2004

THOMSON
FINANCIAL

Encs.

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 12/03/2004

2. Name of <u>Director of Subsidiary</u>:   Tham Ai Chyn

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest: 12/03/2004

2. Name of Registered Holder: Tham Ai Chyn

3. Circumstance(s) giving rise to the interest or   Sales in open market at own discretion
change in interest:

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	40,750
No. of shares which are the subject of this notice: As a percentage of issued share capital:	(40,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.32
No. of shares held after the change: As a percentage of issued share capital:	750

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or
a series of transactions.

PART IV

1. Holdings of <u>Director of Subsidiary</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	40,750	
No. of shares held after the change: As a percentage of issued share capital:	750	

This transaction was reported to Singapore Telecommunications Limited on 12 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/03/2004 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 09/03/2004

2. Name of <u>Director of Subsidiary</u>:   Goh Chin Hoe

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
    [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
    [Please complete Parts III and IV]

PART II

1. Date of change of interest: 09/03/2004

2. Name of Registered Holder: Goh Chin Hoe

3. Circumstance(s) giving rise to the interest or   Sales in open market at own discretion
change in interest:

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	108,200
No. of shares which are the subject of this notice: As a percentage of issued share capital:	(30,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.45
No. of shares held after the change: As a percentage of issued share capital:	78,200

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or
a series of transactions.

PART IV

1. Holdings of <u>Director of Subsidiary</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	108,200	
No. of shares held after the change: As a percentage of issued share capital:	78,200	

The transaction was reported to Singapore Telecommunications Limited on 11 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 11/03/2004 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 11/03/2004

2. Name of <u>Director of Subsidiary</u>:   Jeann Low Ngiap Jong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 04/03/2004

2. Name of Registered Holder: Jeann Low Ngiap Jong

3. Circumstance(s) giving rise to the interest or   Exercise of share options/convertibles
change in interest:

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	1,490
No. of shares which are the subject of this notice: As a percentage of issued share capital:	100,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.69
No. of shares held after the change: As a percentage of issued share capital:	101,490

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director of Subsidiary</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	1,490	
No. of shares held after the change: As a percentage of issued share capital:	101,490	

The transaction was reported to Singapore Telecommunications Limited on 11 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 11/03/2004 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 09/03/2004

2. Name of <u>Director of Subsidiary</u>:   Lim Toon

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 09/03/2004

2. Name of Registered Holder: Lim Toon

3. Circumstance(s) giving rise to the interest or   Exercise of share options/convertibles
change in interest:

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	64,740
No. of shares which are the subject of this notice: As a percentage of issued share capital:	400,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.69
No. of shares held after the change: As a percentage of issued share capital:	464,740

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director of Subsidiary</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	64,740	1,740
No. of shares held after the change: As a percentage of issued share capital:	464,740	1,740

This transaction was reported to Singapore Telecommunications Limited on 9 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 09/03/2004 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of a Change in the Percentage Level of a Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 09/03/2004

2. Name of <u>Substantial Shareholder</u>:   Temasek Holdings (Private) Limited

3. Please tick one or more appropriate box(es):

☐ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☒ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:
No. of shares which are the subject of this notice: As a percentage of issued share capital:
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:
No. of shares held after the change: As a percentage of issued share capital:

PART III

1. Date of change of interest: 04/03/2004

2. The change in the percentage level: From 65.01% to 65.00 (rounded up)%

3. Circumstance(s) giving rise to the interest or change in interest: Others
Please specify details: Open market purchases and sales, acquisition of shares arising from exercise of call option by DBS Bank and securities borrowing/lending transaction.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions from 8 January 2004 to 4 March 2004.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	11,579,786,816	12,265,000
As a percentage of issued share capital:	64.95	0.07
No. of shares held after the change:	11,579,786,816	15,841,000
As a percentage of issued share capital:	64.91	0.09

The percentages are computed based on an issued share capital of 17,840,602,394 shares as at 2 March 2004.

These transactions were reported to Singapore Telecommunications Limited on 9 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/03/2004 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 09/03/2004

2. Name of <u>Director of Subsidiary</u>:   Siew Ying Oak

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 09/03/2004

2. Name of Registered Holder: Siew Ying Oak

3. Circumstance(s) giving rise to the interest or   Sales in open market at own discretion
change in interest:

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	7,880
No. of shares which are the subject of this notice: As a percentage of issued share capital:	6,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.45
No. of shares held after the change: As a percentage of issued share capital:	1,880

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director of Subsidiary</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	7,880	1,740
No. of shares held after the change: As a percentage of issued share capital:	1,880	1,740

This transaction was reported to Singapore Telecommunications Limited on 9 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/03/2004 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 09/03/2004

2. Name of <u>Director of Subsidiary</u>: Siew Ying Oak

<u>3. Please tick one or more appropriate box(es):</u>

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 09/03/2004

2. Name of Registered Holder: Siew Ying Oak

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	1,880
No. of shares which are the subject of this notice: As a percentage of issued share capital:	200
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.44
No. of shares held after the change: As a percentage of issued share capital:	1,680

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director of Subsidiary</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	1,880	1,740
No. of shares held after the change: As a percentage of issued share capital:	1,680	1,740

This transaction was reported to Singapore Telecommunications Limited on 9 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/03/2004 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of a Change in the Percentage Level of a Substantial Shareholder's Interest

PART I [Please complete this Part]

1. **Date of notice to issuer:**   10/03/2004

2. **Name of Substantial Shareholder:**   Temasek Holdings (Private) Limited

3. Please tick one or more appropriate box(es):

☐ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☒ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:**

2. **Name of Registered Holder:**

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. **Information relating to shares held in the name of the Registered Holder: -**

No. of shares held before the change: As a percentage of issued share capital:
No. of shares which are the subject of this notice: As a percentage of issued share capital:
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:
No. of shares held after the change: As a percentage of issued share capital:

PART III

1. **Date of change of interest:**   08/03/2004

2. **The change in the percentage level:**   From 65.00% to 64.99%

3. **Circumstance(s) giving rise to the interest or**   Others
change in interest:
Please specify details: Open market purchases and sale.

4. **A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.**

The change in the percentage level is the result of a series of transactions from 5 March 2004 to 8 March 2004.

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	11,579,786,816	15,841,000
As a percentage of issued share capital:	64.91	0.09
No. of shares held after the change:	11,579,786,816	16,011,000
As a percentage of issued share capital:	64.91	0.09

The percentages are computed based on an issued share capital of 17,841,093,894 shares as at 4 March 2004.

These transactions were reported to Singapore Telecommunications Limited on 10 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/03/2004 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Sale of Interest in Lycos Asia Limited

ANNOUNCEMENT PURSUANT TO
CLAUSE 704 OF THE SGX LISTING MANUAL

SALE OF INTEREST
IN LYCOS ASIA LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that it has sold its entire 50 per cent interest in Lycos Asia Limited ("Lycos Asia"), comprising 540,816,000 ordinary shares of S$0.10 par value each, in Lycos Asia to the other shareholder, Lycos Inc. for a cash consideration of US$1.

The consideration was arrived at on a willing-seller willing-buyer basis and after taking into account SingTel's assessment of the business potential going forward. The book value of Lycos Asia Limited was nil as at 31 December 2003.

The principal activity of Lycos Asia is the provision of regional Internet portal services including on-line advertising and marketing, web search and navigation, web community services, wireless applications and on-line gaming.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 10 March 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 10/03/2004 to the SGX

MASNET No. 33 OF 08.03.2004
Announcement No. 33

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - ENTERING INTO A JOINT VENTURE AGREEMENT WITH DATO ABDULLAH MOHD YUSOF, DATO ABDUL RAHIM OSMAN AND CONSTANT EQUITY SDN. BHD.

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

ENTERING INTO A JOINT VENTURE AGREEMENT WITH DATO ABDULLAH MOHD YUSOF, DATO ABDUL RAHIM OSMAN AND CONSTANT EQUITY SDN. BHD.

Singapore Telecommunications Limited ("SingTel") wishes to announce that NCSI Holdings (Malaysia) Sdn. Bhd. ("NCSI"), a wholly-owned subsidiary of NCS Pte. Ltd. ("NCS"), which in turn is a wholly-owned subsidiary of SingTel, has entered into a joint venture agreement ("JVA"), with Dato Abdullah Mohd Yusof, Dato Abdul Rahim Osman and Constant Equity Sdn. Bhd.

Pursuant to the JVA, NCSI has acquired 245,000 ordinary shares of par value of RM 1.00 each in Arus Dimensi Sdn. Bhd. ("Arus"), the joint venture company, representing 49% of the issued share capital of Arus, for a cash consideration of RM 245,000. The balance 51% stake in Arus is held by Dato Abdullah Mohd Yusof, Dato Abdul Rahim Osman and Constant Equity Sdn. Bhd. (a private limited liability company incorporated in Malaysia), in the proportion of 28%, 18% and 5% respectively. The consideration payable by NCSI is based on its proportion of the projected operational costs for Arus. The net tangible asset value of Arus based on its unaudited accounts as at 30 November 2003 was RM 135,000.

NCS will use Arus as one of the platforms to expand its business in Malaysia, particularly in the public sector, where NCS has strong domain knowledge and proven IT solutions.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 8 March 2004

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel Mobile and NTT DoCoMo cooperate on Wi-Fi roaming

---

Attached is a news release made by Singapore Telecommunications Limited on the above.



NR 08Mar04.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 08/03/2004 to the SGX



News Release

SingTel Mobile and NTT DoCoMo cooperate on Wi-Fi roaming

Three-month free trial to pave way for launch of commercial service

Singapore, 8 March 2004 – SingTel Mobile and NTT DoCoMo today announced plans for a free Wi-Fi roaming trial for their customers. The three-month trial will be from April to June 2004. The two operators expect to launch commercial Wi-Fi roaming services following the end of the trial.

Mr Hui Weng Cheong, SingTel's Vice-President (Consumer Products), said: "It is important to grow our Wi-Fi footprint to meet the needs of users. Apart from investing in our own infrastructure in Singapore, SingTel Mobile has drawn on our relationships with overseas carriers and operators to enhance our wireless broadband coverage for customers.

"This joint trial is the result of an agreement SingTel Mobile and DoCoMo signed last year to explore Wi-Fi roaming opportunities. We are glad that our customers can now test out each operator's service at no extra charge."

Mr Kazunori Nonaka, DoCoMo's Managing Director of Cross Media Business Department, said: "Many Japanese business users travel to Asian countries. Based on this trial with SingTel Mobile, we hope to expand our roaming services in the region to include countries such as Australia, India, Indonesia, the Philippines and Thailand."

SingTel Mobile and DoCoMo are also working on developing Wi-Fi roaming dialers that will enable customers to locate hotspots by city/state or in order of proximity.

Mr Hui said: "The dialers will definitely benefit our roaming customers who may not be familiar with the city or who need to locate a wireless hotspot urgently."

SingTel mobile customers can currently access Wi-Fi service at more than 230 wireless surf zones located throughout Singapore. Usage is based on a pay-as-you-use model at 21 Singapore cents per minute.

DoCoMo's public Wi-Fi service, called Mzone, can be found in more than 216 wireless hotspots throughout Tokyo and its vicinity. Its customers pay a basic fee of 2,000 yen per month or 500 yen daily (for use for 24 hours from the first log-in) to use the Mzone service.

Roaming customers will not have to pay any additional charges when using each operator's Wi-Fi service during the trial period.

To use the service, roaming customers just need to log in using the same user ID and password as their home Wi-Fi network. For SingTel mobile customers, this means their existing GPRS IDs and passwords. For DoCoMo's customers, this will be their Mzone IDs and passwords.



About SingTel Mobile/SingTel

SingTel Mobile is the largest mobile operator in Singapore, serving more than 1.5 million customers. It was the first operator to introduce the concept of wireless Internet to Singapore, through technologies such as Wireless Access Protocol (WAP) and General Packet Radio Service (GPRS).

SingTel Mobile is a wholly-owned subsidiary of Singapore Telecommunications Limited (SingTel), Asia's leading communications company with operations and investments around the world.

With major operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

The Group also has major investments in India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 44 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, Telecom Asia, for six consecutive years since 1998. The Group turnover for the year ended 31 March 2003 was S$10.26 billion (US$5.80 billion). More information can be found @ www.singtel.com.

About NTT DoCoMo

NTT DoCoMo is the world's leading mobile communications company with more than 47 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world's most popular mobile Internet service, which provides e-mail and Internet access to over 40 million subscribers, and FOMA®, launched in 2001 as the world's first 3G mobile service based on W-CDMA.

In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries. NTT DoCoMo's FOMA service is available only to subscribers in Japan. Mzone is a trademark of NTT DoCoMo, Inc. in Japan.

SINGAPORE TELECOMMUNICATIONS LIMITED

Press release - Belgacom IPO

Attached is a press release made on 7 March 2004 by Belgacom S.A./N.V., a company in which Singapore Telecommunications Limited has an indirect interest of 11.72 per cent. held through ADSB Telecommunications B.V., its associated company.

These materials may not be published, distributed or transmitted in the United States. These materials do not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein. The securities discussed herein have not been, and will not be, registered under the United States Securities Act of 1933 (the " Securities Act") and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

This document is not an offer to buy securities. Any decision to purchase the securities discussed herein should be made solely on the basis of the prospectus issued in connection with the offering.

A03857335 v0.7 English_PressRel_Belgacom_IP(

Submitted by Chan Su Shan (Ms), Company Secretary on 08/03/2004 to the SGX

 **belgac©m**

Press Release
7 March 2004

Not for release in the United States

Belgacom IPO

ANNOUNCEMENT OF INDICATIVE PRICE RANGE
OF BETWEEN €23.00 AND €26.50 PER SHARE

Further to the announcement made on 3 March 2004, Belgacom and ADSB Telecommunications B.V. today announce further details relating to the offering of Belgacom shares by ADSB and the listing of all shares of Belgacom on the First Market of Euronext Brussels:

- The offer price will be determined following a book-building process targeted at institutional investors in Belgium and internationally during the offering period on the basis of an **indicative Price Range of €23.00 to €26.50 per share** (the "Price Range").

- It is expected that the offer price will be published in the Belgian financial press on 22 March 2004.

- The offer price for Belgian retail investors will in no event exceed €26.50 per share.

- The institutional roadshow and book-building period and the Belgian retail offering period will begin on 8 March 2004 and will end on 19 March 2004 (inclusive).

- ADSB intends to offer up to all of the Belgacom shares that it will hold immediately before the closing of the offering (other than the shares over which it will grant an over-allotment option to the underwriters in the offering). ADSB, Dexia Bank SA/NV and KBC Bank SA/NV will grant to the underwriters an option exercisable for 30 days from the date of commencement of trading in the shares, to purchase additional ordinary shares representing up to 10% of the number of shares offered by ADSB in the offering to cover over-allotments, if any, in connection with the offering.

- **Based on the Price Range of €23.00 to €26.50 per share:**

  - The **total maximum number of shares** in the offering would be 133.1 to 134.0 million and, including the over-allotment option, would be 146.4 to 147.4 million.
  - The **value of the offering**, excluding the over-allotment option, would be €3,060 million to €3,551 million and, including the over-allotment option, €3,366 million to €3,906 million.
  - The **implied market capitalisation*** of Belgacom would be between €8,098 million and €9,347 million.
  - After the offering, the **Belgian State will own** approximately 52% of the issued shares and would have approximately 57% of the voting rights. Belgacom would own approximately 9% of the issued shares and would have no voting rights.
  - Assuming the over-allotment option is exercised, the **free float** would thus represent approximately 39% of the issued shares and have close to 43% of the voting rights.

* excluding shares owned by the company

 
- **In the event that the offering is oversubscribed**, the allocation among applications from retail investors will be made on the basis of objective allocation criteria. Such criteria will include, among others, a preferential treatment of applications received from retail investors during the early subscription period (from Monday 8 March until Friday 12 March 2004 at 18.00 CET) and may include preferential treatment of applications submitted by retail investors at the counters of Dexia, KBC Bank, Fortis Bank, ING Belgium, Bank Degroof, CBC Banque and Petercam.

- It is expected that the listing will take place and that trading in Belgacom's shares will commence on the First Market of Euronext Brussels **on Monday 22 March 2004**, on a "when delivered" basis.

- Concurrent with the offering, the Company is implementing discounted share purchase plans under which shares owned by it will be offered to employees and officers of the Belgacom Group at a discount of 16.66% to the offer price applicable to retail investors in an aggregate amount (calculated on the basis of the discounted offer price) of up to €62.2million.

A press conference call will be held today at 14.30 CET (13.30 UK time). Didier Bellens, President and CEO of Belgacom, will host the call.

Please call +44 (0) 208 240 8246 to access the call (the name of the call is Belgacom). The operator is aware that callers from the USA, Canada, Australia and Japan cannot be accepted.

Enquiries:

Belgacom

Media:
Piet Van Speybroeck, Spokesman
T: +32 2 202 8250
M: +32 477 684 712

Investor Relations:
Ingvild Van Lysebetten
T: +32 2 202 4023
M: +32 473 331 060

ADSB

Lloyd Kelley
T: +32 2 202 14 96

IPO Website
www.belgacomanous.be
www.belgacomvanons.be


This document may not be published, distributed or transmitted in the United States. These materials do not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein. The securities discussed herein have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

This document is not an offer to buy securities. Any decision to purchase shares in Belgacom should be made solely on the basis of the prospectus issued in connection with the offering.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Friday, March 12, 2004 2:44 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



122426.pdf

ASX confirms the release to the market of Doc ID: 122426 as follows:
Release Time: 12-Mar-2004 17:44:00
ASX Code: SGT
File Name: 122426.pdf
Your Announcement Title: Appendix 3B - 1st

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$2.26 for each ordinary share /

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12/03/2004 /

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,760,952,519	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		213,924,825 /	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the ⁺securities will be offered

14 ⁺Class of ⁺securities to which the offer relates

15 ⁺Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has ⁺security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders

25	If the issue is contingent on *security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do *security holders sell their entitlements *in full* through a broker?	
31	How do *security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do *security holders dispose of their entitlements (except by sale through a broker)?	
33	*Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 12 March 2004

              Company Secretary

Print name: Chan Su Shan (Ms)

Foo Yen Yen

From:	ASX.Online@asx.com.au
Sent:	Friday, March 12, 2004 2:45 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



122427.pdf

ASX confirms the release to the market of Doc ID: 122427 as follows:

Release Time: 12-Mar-2004 17:44:51

ASX Code: SGT

File Name: 122427.pdf

Your Announcement Title: Appendix 3B - 2nd

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

| Singapore Telecommunications Limited |

ABN

| ARBN 096 701 567 |

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary shares

2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	**161,400** ╱

3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	12/03/2004

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,761,113,919	Ordinary shares

		Number	⁺Class
9	Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		213,763,425	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

   Note: Security holders must be told how their entitlements are to be dealt with.

   Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on
    +security holders' approval, the date
    of the meeting

26 Date entitlement and acceptance
    form and prospectus or Product
    Disclosure Statement will be sent to
    persons entitled

27 If the entity has issued options, and
    the terms entitle option holders to
    participate on exercise, the date on
    which notices will be sent to option
    holders

28 Date rights trading will begin (if
    applicable)

29 Date rights trading will end (if
    applicable)

30 How do +security holders sell their
    entitlements *in full* through a
    broker?

31 How do +security holders sell *part*
    of their entitlements through a
    broker and accept for the balance?

32 How do +security holders dispose of
    their entitlements (except by sale
    through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
    (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

     Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive
     share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

     Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒   Periodic payment as agreed with the home branch has been arranged

     Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 12 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Friday, March 12, 2004 2:46 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



122429.pdf

ASX confirms the release to the market of Doc ID: 122429 as follows:
Release Time: 12-Mar-2004 17:45:51
ASX Code: SGT
File Name: 122429.pdf
Your Announcement Title: Appendix 3B - 3rd

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**92,100**

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

25   If the issue is contingent on ⁺security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do ⁺security holders sell their entitlements *in full* through a broker?

31   How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do ⁺security holders dispose of their entitlements (except by sale through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

               Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

+ See chapter 19 for defined terms.

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 11 March 2004

                          Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Thursday, March 11, 2004 4:48 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



122068.pdf

```
ASX confirms the release to the market of Doc ID: 122068 as follows:
Release Time: 11-Mar-2004  19:47:38
ASX Code: SGT
File Name: 122068.pdf
Your Announcement Title: Appendix 3B - 1
```

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	64,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$2.26 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11/03/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**Number** 6,760,612,719	**+Class** Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Number** 11,082,771,575 214,264,625	**+Class** Ordinary shares held by Temasek which are not quoted. Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34　Type of securities
　　(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

　　Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 11 March 2004
                    Company Secretary

Print name: Chan Su Shan (Ms)

From: ASX.Online@asx.com.au
Sent: Thursday, March 11, 2004 5:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



121745.pdf

ASX confirms the release to the market of Doc ID: 121745 as follows:
Release Time: 11-Mar-2004 08:30:06
ASX Code: SGT
File Name: 121745.pdf
Your Announcement Title: Appendix 3B-1

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	24,000

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$2.26 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering †securities into uncertificated holdings or despatch of certificates	10/03/2004

8	Number and †class of all †securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	†Class
		6,759,179,319	Ordinary shares

9	Number and †class of all †securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	†Class
		11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		215,698,025	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

---

+ See chapter 19 for defined terms.

25	If the issue is contingent on †security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do †security holders sell their entitlements *in full* through a broker?	
31	How do †security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do †security holders dispose of their entitlements (except by sale through a broker)?	
33	†Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the [+]securities are [+]equity securities, the names of the 20 largest holders of the additional [+]securities, and the number and percentage of additional [+]securities held by those holders

36 ☐ If the [+]securities are [+]equity securities, a distribution schedule of the additional [+]securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional [+]securities

Entities that have ticked box 34(b)

38 Number of securities for which [+]quotation is sought

39 Class of [+]securities for which quotation is sought

40 Do the [+]securities rank equally in all respects from the date of allotment with an existing [+]class of quoted [+]securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 10 March 2004
            Company Secretary

Print name: Chan Su Shan (Ms)

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, March 11, 2004 5:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release.



121747.pdf



ASX confirms the release to the market of Doc ID: 121747 as follows:

Release Time: 11-Mar-2004 08:30:18

ASX Code: SGT

File Name: 121747.pdf

Your Announcement Title: Appendix 3B-3

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	470,800

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

---

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	S$1.54 for each ordinary share ╱

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12/03/2004 ╱

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		6,761,206,019 ⱴ	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		213,671,325 ╱	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

           Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	⁺Class
42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 12 March 2004

Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Thursday, March 11, 2004 4:58 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



122071.pdf

```
ASX confirms the release to the market of Doc ID: 122071 as follows:
Release Time: 11-Mar-2004  19:57:40
ASX Code: SGT
File Name: 122071.pdf
Your Announcement Title: Appendix 3B - 3
```

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	92,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11/03/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		6,760,947,519	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		213,929,825	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

---

+ See chapter 19 for defined terms.

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting

25   If the issue is contingent on ⁺security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do ⁺security holders sell their entitlements *in full* through a broker?

31   How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do ⁺security holders dispose of their entitlements (except by sale through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

          Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	
39	Class of ⁺securities for which quotation is sought	
40	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 11 March 2004
              Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Thursday, March 11, 2004 4:49 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release


122069.pdf

```
ASX confirms the release to the market of Doc ID: 122069 as follows:
Release Time: 11-Mar-2004  19:48:48
ASX Code: SGT
File Name: 122069.pdf
Your Announcement Title: Appendix 3B - 2
```

)

)

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary shares
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	**242,300**
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.69 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	11/03/2004

8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	⁺Class
		6,760,855,019	Ordinary shares

9	Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	⁺Class
		11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		214,022,325	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the ⁺securities will be offered

14 ⁺Class of ⁺securities to which the offer relates

15 ⁺Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has ⁺security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders

---

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.54 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10/03/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		6,760,548,719	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		214,328,625	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

---

+ See chapter 19 for defined terms.

25   If the issue is contingent on ⁺security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do ⁺security holders sell their entitlements *in full* through a broker?

31   How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do ⁺security holders dispose of their entitlements (except by sale through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

            Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	
39	Class of ⁺securities for which quotation is sought	
40	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

470.800

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 10 March 2004
                    Company Secretary

Print name: Chan Su Shan (Ms)

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Thursday, March 11, 2004 5:30 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



121746.pdf

ASX confirms the release to the market of Doc ID: 121746 as follows:

Release Time: 11-Mar-2004 08:30:18

ASX Code: SGT

File Name: 121746.pdf

Your Announcement Title: Appendix 3B-2

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**898,600**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	10/03/2004

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,760,077,919	Ordinary shares

		Number	⁺Class
9	Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		214,799,425	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the ⁺securities will be offered

14   ⁺Class of ⁺securities to which the offer relates

15   ⁺Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has ⁺security holders who will not be sent new issue documents

   Note: Security holders must be told how their entitlements are to be dealt with.

   Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders

---

+ See chapter 19 for defined terms.

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a broker?	
31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	
33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
       (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

            Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

+ See chapter 19 for defined terms.

898 600

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

      Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒   Periodic payment as agreed with the home branch has been arranged

      Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 10 March 2004
                        Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, March 09, 2004 4:23 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



121438.pdf

```
ASX confirms the release to the market of Doc ID: 121438 as follows:
Release Time: 09-Mar-2004  19:22:24
ASX Code: SGT
File Name: 121438.pdf
Your Announcement Title: Appendix 3B - 1
```

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**20,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$2.26 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	09/03/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**Number** 6,758,985,419	**+Class** Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Number** 11,082,771,575 215,891,925	**+Class** Ordinary shares held by Temasek which are not quoted. Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the ⁺securities will be offered

14 ⁺Class of ⁺securities to which the offer relates

15 ⁺Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has ⁺security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders

---

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a broker?	
31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	
33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
       (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	
39	Class of ⁺securities for which quotation is sought	
40	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

⁺ See chapter 19 for defined terms.

20 000

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

      Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒   Periodic payment as agreed with the home branch has been arranged

      Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

      Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 9 March 2004
              Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, March 09, 2004 4:23 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



121439.pdf

```
ASX confirms the release to the market of Doc ID: 121439 as follows:
Release Time: 09-Mar-2004   19:22:54
ASX Code: SGT
File Name: 121439.pdf
Your Announcement Title: Appendix 3B - 2
```

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	85,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	09/03/2004

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,759,071,019	Ordinary shares

		Number	⁺Class
9	Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		215,806,325	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

---

+ See chapter 19 for defined terms.

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do ⁺security holders sell their entitlements *in full* through a broker?	

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	
33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 9 March 2004
                    Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, March 09, 2004 4:23 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

121441.pdf

```
ASX confirms the release to the market of Doc ID: 121441 as follows:
Release Time: 09-Mar-2004   19:23:15
ASX Code: SGT
File Name: 121441.pdf
Your Announcement Title: Appendix 3B - 3
```

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary shares
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	**84,300**
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

---

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.54 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	09/03/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,759,155,319	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		215,722,025	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

---

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

+ See chapter 19 for defined terms.

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____ Date: 9 March 2004

Company Secretary

Print name: Chan Su Shan (Ms)